Exhibit 12b
Tucson Electric Power Company
Computation of Ratio of Earnings to Fixed Charges

	6 Months Ended	12 Months Ended	12 Months Ended
	June 30,	June 30,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2009	2009	2008	2007	2006	2005	2004
			- Thousands of Dollars -
Fixed Charges:
Interest on Long-Term Debt	$18,404	$41,523	$47,456	$50,230	$51,422	$56,243	$69,904
Other Interest (1)	683	581	1,367	4,538	6,436	2,597	1,263
Interest on Capital Lease Obligations	26,564	55,161	57,252	64,477	72,556	79,064	85,869
Estimated Interest Portion of Rental Expense	50	115	130	160	188	216	243

Total Fixed Charges	45,701	97,380	106,205	119,405	130,602	138,120	157,279

Net Income	25,953	33,412	4,363	53,456	66,745	48,267	46,127

Less:
Cumulative Effect of Accounting Change — Net of Tax	—	—	—	—	—	(626)	—

Net Income from Continuing Operations	25,953	33,412	4,363	53,456	66,745	48,893	46,127

Add (Deduct):
Income from Equity Investees (2)	(3,144)	(3,144)	(1,381)	0	(320)	(314)	(131)
Income Taxes	15,887	27,285	10,867	35,542	42,478	33,907	34,815
Total Fixed Charges	45,701	97,380	106,205	119,405	130,602	138,120	157,279

Total Earnings before Taxes and Fixed Charges	84,397	154,933	$120,054	$208,403	$239,505	$220,606	$238,090

Ratio of Earnings to Fixed Charges	1.847	1.591	1.130	1.745 1	.834 1	.597 1.	514

(1)	Excludes recognition of Allowance for Borrowed Funds Used During Construction.

(2)	Includes Equity in Investment in Lease Equity and Inncom International, Inc. Income.